

Mail Stop 4561

February 23, 2016

Joseph Onyero
Chief Executive Officer
Bebuzee Ltd.
30 Avenue Road
Bournemouth, BH2 5SL
United Kingdom

     Re: Bebuzee Ltd.
             Amendment No. 8 to Registration Statement on Form F-1
             Filed February 12, 2016
             File No. 333-206577

Dear Mr. Onyero:

     We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 23.2

1.   Please revise to refer to the periods as of and for the six months ended September 30, 2015 and 2014, respectively, consistent with the periods in the Report of Independent Registered Public Accounting Firm.

       You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                     Sincerely,

                                       /s/Mark P. Shuman

                                     Mark P. Shuman
                                     Branch Chief – Legal
                                     Office of Information Technologies
                                     and Services

cc: Adam Tracy, Esq.
        Securities Compliance Group, Ltd.